ANTAGA INTERNATIONAL CORP

4405 Powell Ave

Montreal, QC Canada H4P 1E5

Phone: (514) 967-4372

August 4, 2011

United States

Securities and Exchange Commission

Washington, DC 20549-0302

ATTENTION:  Shehzad Niazi

Reference: Antaga International Corp

        Amendment No. 7 to

                    Registration Statement on Form S-1

                    Filed on: August 1, 2011

                    File No. 333-170091

Dear Mr. Niazi:

This letter shall serve as the request of Antaga International Corp, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Tuesday, August 9, 2011, at 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

ANTAGA INTERNATIONAL CORP

By:	/s/	Georgi Parrik
	Name:	Georgi Parrik
	Title:	President, Treasurer, Secretary and Director
(Principal Executive, Financial and Accounting Officer)